August 3, 2007

CONFIDENTIAL
FORM S-1 REGISTRATION STATEMENT

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Prospect Acquisition Corp. CIK: 0001408100

Ladies and Gentlemen:

        On behalf of Prospect Acquisition Corp. (the "Company"), we are hereby submitting the Company's Registration Statement on Form S-1, and related exhibits, for filing with the U.S. Securities and Exchange Commission via EDGAR on Friday, August 3, 2007.

        If you have any questions concerning this request, please contact the undersigned at (212) 705-7466.

                      Sincerely,

                      /s/ Floyd I. Wittlin

                      Floyd I. Wittlin

Enclosures